April 28, 2012

Board of Directors

Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St.

Haidian District

Beijing, P. R. China

Dear Sirs:

I am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of common stock (“Common Stock”) of Sino Gas International Holdings, Inc. (the “Company”) that are not currently owned by me in a going-private transaction (the “Proposed Transaction”), subject to the terms and conditions set forth below:

1.	Acquisition Vehicle

I intend to form a new entity that will be wholly owned by me to serve as the acquisition vehicle for the purpose of pursuing the Proposed Transaction.

2.	Offer Prices

The consideration payable for each publicly held share of outstanding common stock of the Company (other than those held by me) will be $0.48 per share in cash.

3.	Timing and Process

I believe that the Proposed Transaction will provide superior value to the Company’s shareholders. Given my involvement in the Proposed Transaction, I expect that the Company’s Board of Directors (the “Board of Directors”) would establish a special committee of independent directors to consider the Proposed Transaction (the “Special Committee”). I also expect the Special Committee to retain independent advisors, including an independent financial advisor and independent legal counsel, to assist it in its work.

In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company not already owned by me, and that I do not currently intend to sell my stake in the Company to a third party.

4.	Financing

I intend to finance the Proposed Transaction with a combination of debt and equity capital. I have been in discussions with several financing parties which have expressed serious interest in providing financing to me.  I am confident that commitments for the required debt financing, subject to terms and conditions set forth therein, will be in place by the time the definitive documentation for the Proposed Transaction is executed.

Equity financing is currently expected to be provided by my own holdings of common stock and related sources. However, as the transaction develops, it might become sensible for some of the equity financing to come from an independent source.

I would like to emphasis that, to date, there has been no arrangements or understandings with potential sources of debt or equity financing for the Proposed Transaction, and I do not propose to make any agreement of exclusivity prior to reaching transaction terms approved by the Board of Directors.

5.	Due Diligence

Parties providing financing will require an opportunity to conduct customary due diligence on the Company, which I expect then to complete within six weeks after they receive access to the relevant materials.

6.	Definitive Documentation

I am prepared to negotiate and finalize definitive documentation for the Proposed Transaction concurrently with the due diligence review.  I expect that such documentation would contain terms customary for transactions of similar size and nature, including customary representations and warranties, covenants, termination provisions and closing conditions. I also expect that such documentation would include customary deal protection procedures and provisions.

7.	Confidentiality

I intend to comply with all applicable securities law requirement relating to the Proposed Transaction, including filing any required amendments to my Schedule 13D relating to my holding in the Company to disclose the existence of this letter and subsequent material developments. However, I am sure you will agree with me that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive documents or terminated our discussions. Any written news releases by the Company or me pertaining to the Proposed Transaction shall be reviewed and approved by the Company and me prior to their release, subject to any requirements of law.

8.	No Binding Commitment

This letter represents only a preliminary non-binding proposal by me to engage in the Proposed Transaction on the terms and subject to the conditions set forth above.  The Proposal is expressly subject to the satisfactory negotiation and execution of appropriate definitive documentation and the other matters referred to herein.  This letter does not constitute a binding commitment and any such binding commitment only will be set forth in the definitive documentation (and no oral agreements will be deemed to exist).  The Company or I may at any time prior to the execution of definitive documentation decide not to pursue the Proposed Transaction.  I consider this letter and the matters set forth herein confidential and expect the Company to treat them as such and not to disclose them to any third party without our prior written consent unless otherwise required by law.

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I would like to express my commitment to working together with you to bring this Proposed Transaction to a successful and timely conclusion.  If you would like to discuss any of the matters outlined above further, please contact me at 86-10-8260 0526 by phone or liusgas@yahoo.cn by email.   I look forward to hearing from you.

Sincerely,

By:	/s/ Liu Yuchuan
Liu Yuchuan